

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 13, 2011

Mr. Roger S. Manny
Executive Vice President and Chief Financial Officer
Range Resources Corporation
100 Throckmorton Street, Suite 1200
Forth Worth, Texas 76102

      Re: Range Resources Corporation
              Amended Form 10-K for the Fiscal Year Ended December 31, 2009
              Filed November 19, 2010
              File No. 1-12209

Dear Mr. Manny:

      We have completed our review of your filings and do not have any further comments at this time.

              Sincerely,

              Anne Nguyen Parker
              Branch Chief

CC: Stephen M. Gill
         Vinson & Elkins LLP
         Fax (713) 615-5956